As filed with the Securities and Exchange Commission on May 12, 2003



                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                            For the month of May 2003
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                             METRO INTERNATIONAL SA
                 (Translation of registrant's name into English)

                               75, Route de Longwy
                                LU-8080 Bertrange
                                   Luxembourg
                    (Address of principal executive offices)




         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F...X....  Form 40-F........

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes......  No...X....

                            Metro International S.A.
                               75, Route de Longwy
                          LU-8080 Bertrange, Luxembourg
                                  www.metro.lu




FOR IMMEDIATE RELEASE                                                 9 May 2003



                        NOTICE OF ANNUAL GENERAL MEETING

                            METRO INTERNATIONAL S.A.
                                 societe anonyme
                     Registered office: 75, route de Longwy
                                L-8080 Bertrange
                            Grand Duchy of Luxembourg
                            R.C. Luxembourg: B-73.790

NOTICE IS HEREBY GIVEN that the ordinary general meeting of shareholders of METRO INTERNATIONAL SA will be held at Chateau de Septfontaines, 330, rue de Rollingergrund, Luxembourg, Grand Duchy of Luxembourg at 5.30pm CET on May 27, 2003 to consider and vote by the Class A voting shares on the following resolutions:

1 To receive the Management Report of the Board of Directors and the Report of the Auditors on the consolidated and parent company accounts at December 31, 2002

2 To approve the consolidated and parent company accounts for the year ended December 31, 2002

3   To allocate the result of the year ended December 31, 2002

4 To discharge the Board of Directors and the Auditors for the year ended December 31, 2002

5   To appoint the Directors

6   To appoint the Auditors

7 To pass a resolution in accordance with the requirements of article 100 of the law of August 10, 1915 on commercial companies as amended

8   To determine the Directors' fees

9   Miscellaneous

and that an extraordinary general meeting of shareholders of METRO INTERNATIONAL SA will be held at Chateau de Septfontaines, 330, rue de Rollingergrund, Luxembourg, Grand Duchy of Luxembourg at 5.00pm CET on May 27, 2003 to consider and vote by the Class A voting shares on the following resolution:

o To move the registered office of the company from the municipality of Bertrange to the municipality of Luxembourg and to amend article 2 of the company's Articles of Association accordingly.

Participation in the annual general meeting of shareholders and the extraordinary general meeting of shareholders is reserved for shareholders who file their intention to attend the annual general meeting by mail and/or return a duly completed proxy form to the following address: Metro International S.A., 11, boulevard Royal, L-1025 Luxembourg, Tel: +352 27 751 350, Fax: +352 27 751
311 no later than 5.00pm CET on Friday, May 23, 2003. Proxy forms for both meetings are available from the same address.

Holders of shares wishing to attend the general meetings or send an authorized representative can request a proxy form from American Stock Transfer & Trust Company by contacting Metro International S.A., 11, boulevard Royal, L-1025 Luxembourg, Tel: +352 27 751 350, Fax: +352 27 751 311, which must be returned no later than 5.00pm CET on Friday, May 23, 2003.

Holders of Swedish Depository Receipts wishing to attend the meeting or send an authorized representative can request a power of attorney from Fischer Partners Fondkommission AB, P.O. Box 16027, SE-103 21 Stockholm, Sweden, Tel: +46 8 463 85 00, which must be sent to Metro International S.A., 11, boulevard Royal, L-1025 Luxembourg, Tel: +352 27 751 350, Fax: +352 27 751 311, no later than
5.00pm CET Friday on May 23, 2003. Such holders of Swedish Depository Receipts who have registered their Swedish Depository Receipts in the name of a nominee must temporarily register the Swedish Depository Receipts in their own name in the records maintained by VPC AB in order to have a right to participate in the proceedings of the general meetings. Such registration must be completed no later than Friday, May 16, 2003.



9 May 2003                                                The Board of Directors



For further information, please visit www.metro.lu, email info@metro.lu or contact:
Pelle Tornberg, President & CEO                      tel: +44 (0) 20 7016 1300
Matthew Hooper, Investor & Press Relations           tel: +44 (0) 20 7321 5010

Metro is the world's largest free newspaper, publishing and distributing 25 editions in 16 countries in 14 languages: Stockholm, Prague, Gothenburg, Hungary, the Netherlands, Helsinki, Malmo, Santiago, Philadelphia, Toronto, Rome, Milan, Warsaw, Athens, Montreal, Barcelona, Boston, Madrid, Copenhagen, Aarhus, Paris, Marseille, Lyon, Hong Kong and Seoul.

Metro International S.A. 'A' and 'B' shares are listed on the Stockholmsborsen 'O-List' and on the Nasdaq stock market under the symbols MTROA and MTROB.




This press release contains certain "forward-looking statements" with respect to our expectations and plans, strategy, management's objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that our actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents we have filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including our most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to us on the date hereof. All written or oral forward-looking statements attributable to Metro International S.A, any Metro International S.A. members or persons acting on our behalf are expressly qualified in their entirety by the factors referred to above. We do not intend to update these forward-looking statements.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                            By: Anders Fullman
                                                ----------------------------
                                            Name: Anders Fullman
                                            Title: Vice President
                                                   of Metro International SA


Date: May 12, 2003